Exhibit 12

WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months
	Ended June 30,
	2010	2009

Earnings available to cover fixed charges:
Income before income taxes	$223	$200
Plus:Fixed charges	152	125
Amortization of capitalized interest	5	7
Less: Capitalized interest	2	5

Earnings available to cover fixed charges	$378	$327

Fixed charges (*):
Interest, including amortization of deferred financing costs	$139	$112
Interest portion of rental expense	13	13

Total fixed charges	$152	$125

Ratio of earnings to fixed charges	2.49x	2.62x

(*)	Consists of interest expense on all indebtedness (including costs related to the early extinguishment of debt and the amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

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